[Patton Boggs LLP Letterhead]

April 30, 2013

VIA EDGAR TRANSMISSION AND BY COURIER

Mr. Michael R. Clampitt Senior Staff Attorney Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:                             Pacific Premier Bancorp, Inc. Form S-4 Registration Statement, Filed April 2, 2013 (File No. 333-187688); Form 10-K for the Year Ended December 31, 2012, Filed March 14, 2013 (File No. 000-22193)

Dear Mr. Clampitt:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated April 25, 2013 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-4 filed with the Commission by the Company on April 2, 2013 (the “Registration Statement”) and the above-referenced Form 10-K filed with the Commission by the Company on March 14, 2013.  We also have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.  In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on April 2, 2013.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Registration Statement on Form S-4

General

1.                                 Please provide board books to the staff.

RESPONSE:

In response to the Staff’s comment, we have furnished copies of the board books under separate cover, together with a request for confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

Cover Page

2.                                 Revise to provide the maximum number of shares that will be issued in connection with the merger.

RESPONSE:

In response to the Staff’s comment, the Company has revised the cover page to include the number of shares of its common stock that it expects to issue in connection with the merger.

Questions and Answers

Will I have dissenters’ rights …, page 2

3.                                 Revise to add a brief description of what is required to perfect dissenters’ rights before the cross-references.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to include a brief description of what is required to perfect dissenters’ rights.

Summary

Recent Developments…, page 7

4.                                 Revise to describe the consideration paid for FAB, e.g., x dollars and/or x shares of stock.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 1 to describe the consideration paid to the shareholders of First Associations Bank.

Termination Fee, page 17

5.                                 We note your disclosure that SDTB must pay a termination fee of $1.75 million if the merger agreement is terminated under specific circumstances. Please revise to indicate if each of the circumstances described on page 16 will trigger the termination fee.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Amendment No. 1 to identify each circumstance that will trigger the payment of the termination fee pursuant to the merger agreement.

SDTB’s Directors and Officers Have Some Interests in the Merger…, page 17

6.                                 Please file the confidentiality, non-competition and non-solicitation agreement between the Bank and Michael E. Perry as well as the employment agreement between the Bank and James T. Reschan as exhibits to the proxy statement/prospectus. In the alternative, please explain why you believe you are not required to do so.

RESPONSE:

We note that the final forms of the employment agreement between Pacific Premier Bank (the “Bank”) and James T. Reschan and the confidentiality, non-competition and non-solicitation agreement between the Bank and Michael E. Perry are attached as Annex D and Annex E, respectively, to the merger agreement, which is included as Appendix A to the proxy statement/prospectus.  In response to the Staff’s comment, the Company has included cross-references on pages 18, 33, 75 and 76 of Amendment No. 1 to clarify the location of these agreements in the proxy statement/prospectus.

7.                                 Please revise the second bullet to describe Mr. Reschan’s anticipated job title and role with the Bank. In addition, revise the proxy statement/prospectus to provide the information required by Item 18(a)(7) of Form S-4, or explain why you are not required to do so.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 33 and 75 of Amendment No. 1 to include Mr. Reschan’s anticipated job title of Senior Vice President-Regional Manager and to explain that his role with the Bank will be that of Regional Manager for San Diego County, California.  The Company has determined that Mr. Reschan will not be an executive officer of the Company or the Bank and, therefore, the information required by Item 18(a)(7) of Form S-4 is not required for Mr. Reschan.

8.                                 We note that Mr. Perry will receive compensation based on a number of components as a result of the merger. Please revise to include a table showing all of the elements of compensation that he will receive, including the aggregate amount that he will receive upon the completion of the merger and on a deferred basis. Please make corresponding changes throughout the proxy statement/prospectus, as appropriate.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 79 of Amendment No. 1 to include tabular disclosure of the compensation that Mr. Perry will receive in connection with the consummation of the merger.

Unaudited Comparative Per Share Data, page 27

9.                                 Please revise the table on page 28 to include separate columns for each of the historical and pro forma per share data of Pacific Premier and the historical and equivalent pro forma per share data of SDTB. Refer to Item 3(f) of Form S-4.

RESPONSE:

In response to the Staff’s comment, the table on page 30 of Amendment No. 1 has been reformatted to include separate columns for the historical and pro forma per share data.

10.                          Revise to include the information required by Item 3(g) of Form S-4.

RESPONSE:

We note that the information required by Item 3(g) of Form S-4 is set forth on pages 12 and 13, as well as pages 93 and 94, of Amendment No. 1 and, therefore, the Company believes  that no additional disclosure is required to be included in Amendment No. 1 with respect to this Item.

Risk Factors

Because the market price of Pacific Premier common stock will fluctuate…, page 30

11.                          We note your disclosure in your Form 10-K for the year ended December 31, 2012 that there has historically been a relatively low trading volume for your common stock and that your stock does not have an active trading market. Revise to include this information in this section of the proxy statement/prospectus and in “Market for Common Stock and Dividends” on page 88.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 91 and 92 of Amendment No. 1 to include information relating to the relatively low trading volume and inactive trading market of the Company’s common stock.

The Merger

Background of the Merger, page 41

12.                          Please revise to clarify what you mean by a “sequential approach” on page 42.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 43 of Amendment No. 1 has been revised.

Material Federal Income Tax Consequences, page 78

13.                          It appears that counsel has provided a short form tax opinion as Exhibit 8.1 to the proxy statement/prospectus. Therefore, please revise this section to delete language describing the discussion as a summary of the material tax consequences. In addition, revise the first full paragraph on page 2 of Exhibit 8.1 to make clear that the tax consequences section in the proxy statement/prospectus is the opinion of counsel. For more information refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 81 of Amendment No. 1 has been revised.  In addition, the first full paragraph on the second page of the tax opinion, which is included as Exhibit 8.1 to Amendment No.1, has been revised to clarify that the section in the proxy statement/prospectus titled “Material Federal Income Tax Consequences” that sets forth the material U.S. federal income tax consequences of the merger to SDTB shareholders is the opinion of counsel.

Description of Pacific Premier Capital Stock, page 122

14.                          You may not qualify this discussion by reference to the listed sources. Revise to state that all material terms have been discussed.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 of Amendment No. 1.

Form 10-K for the Year Ended December 31, 2012

Item 1A. Risk Factors

15.                          Revise future filings to state that the discussion includes all material risks presently known.

RESPONSE:

The Company’s future filings with the Commission will state that the discussion in Item 1A includes all material risks presently known to the Company.

Item 3. Legal Proceedings

16.                          We note that the most recent information you have provided with respect to the class action lawsuit described in the first paragraph of this section is as of August 2006. With a view towards additional disclosure in future filings, please explain whether there have been any updates, and describe the current status of the litigation.

RESPONSE:

The Company confirms that the description of the class action lawsuit to which the Bank was named as a defendant set forth in the Company’s Annual Report on Form 10-K for the year ending December 31, 2012 (the “Form 10-K”) accurately describes the current status of the litigation as there have been no further developments with respect to the litigation subsequent to the Bank’s response to the plaintiffs’ initial discovery requests.

Item 8. Financial Statements of Pacific Premier Bancorp, Inc.

Note 4. Loans Held for Investment

17.                          Please revise future filings to include a discussion of the credit risks relevant to each portfolio segment. Refer to ASC 310-10.

RESPONSE:

The Company’s future filings with the Commission will include a discussion of the credit risks relevant to each segment of its loan portfolio.

Note 15. Fair Value of Financial Instruments

18.                          Please tell us and revise future filings to disclose the basis for identifying loans held for investment and OREO as level 2 assets under the fair value hierarchy. It appears to us that significant unobservable information and estimates are relied on in determining the fair value of these assets, implying a level 3 classification.

RESPONSE:

The Company recognizes that the practice among financial institutions continues to evolve with respect to determining the fair value of certain assets due to the divergence of methodologies that have been employed following the initial adoption of ASU 2011-04 in 2012.  As part of the Company’s ongoing review of its financial disclosure for the quarter ended March, 31, 2013, the Company analyzed its methodology for determining the fair value of its other real estate owned (“OREO”) and loans held for investment.  As a result of this review, the Company intends to categorize these assets as Level 3 in the fair value hierarchy.  As discussed with the Staff, the Company’s future filings with the Commission will reflect this change in the categorization of OREO and loans held for investments and include a discussion of the basis for this categorization under the fair value hierarchy.

Item 11.Executive Compensation

19.                          We note that the information in response to Items 402(k) and 407(e)(4) of Regulation S-K, which are required to be included in this section, have been included under Item 10 of your Form 10-K. Please confirm that you will revise future filings to include the disclosure under the Item in which it is required.

RESPONSE:

The Company’s future filings with the Commission will include the information in response to Items 402(k) and 407(e)(4) of Regulation S-K under Item 11 of the Annual Report on Form 10-K.

Summary Compensation Table

20.                          Please explain why you have not identified a fifth named executive officer pursuant to Item 402(a)(3)(iii) of Regulation S-K.

RESPONSE:

As disclosed in both Amendment No. 1 and the Form 10-K, beginning with the 2013 fiscal year, the Company’s filing status with the Commission transitioned from a ‘‘smaller reporting company’’ to an ‘‘accelerated filer,’’ as those terms are defined under Commission rules. In accordance with the Commission’s rules, the Company continued to provide the scaled disclosure required of a ‘‘smaller reporting company’’ in its Form 10-K, including the Part III information of which the disclosure required by Item 402 of Regulation S-K is a part, and its proxy statement for its 2013 annual meeting of shareholders (the “2013 Proxy Statement”).   Therefore, the persons covered by the Company in the Form 10-K and the 2013 Proxy Statement, which are both incorporated into Amendment No. 1 pursuant to Item 11 of Form S-4, satisfies the disclosure required for smaller reporting companies in Item 402(m)(2) of Regulation S-K.  The Company notes that even if it were subject to the increased disclosure obligations of Item 402(a)(3) of Regulation S-K, the Company did not have another executive officer that would have been required to be disclosed under Item 402(a)(3) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Indebtedness of Management

21.                          Please confirm, and revise future filings to state, that no related person participated in a transaction that would require disclosure in response to Item 404(a) of Regulation S-K.

RESPONSE:

Except as described in the Company’s definitive proxy statement filed with the Commission on April 16, 2013, the Company confirms that no related person participated in a transaction that would require disclosure in response to Item 404(a) of Regulation S-K.  The Company’s future filings with the Commission will state, if appropriate, that no related person participated in a transaction that would require disclosure in response to Item 404(a) of Regulation S-K.

* * * * * * *

If Amendment No. 1 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of SDTB as soon as practical.  We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ Norman B. Antin
Norman B. Antin

cc:	Steven R. Gardner